 Filed by Amryt Pharma plcThis communication is filed pursuant to Rule 425 under the United States Securities Act of 1933Subject Company: Chiasma, Inc.(Commission File No. 000-37500)Date: May 5, 2021 The following is a presentation made to investors and analysts by Amryt Pharma on May 5, 2021:

 Amryt pharma acquisition of chiasma inc  May 2021

   DisclaimeR  2  This presentation has been prepared by the Company. “Presentation” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed during the meeting. By receiving this presentation and/or attending the meeting where this presentation is made, or by reading the presentation slides, you agree to be bound by the following limitations. This presentation is being made only to, and is directed only at, (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended from time to time) (the “Order”); (ii) high net worth bodies corporate, unincorporated associations, partnerships and trustees of high value trusts as described in Article 49(2)(a)-(d) of the Order; (iii) “overseas recipients” as defined in Article 12 of the Order; (iv) persons in member states of the European Economic Area (the “EEA”) who are qualified investors, as defined in the Prospectus Regulation (Regulation (EU) 2017/1129) (as amended); (v) qualified institutional buyers in the United States as defined in Rule 144A of the United States Securities Act of 1933 as amended (the “Securities Act”); or (vi) persons to whom it would otherwise be lawful to distribute it (all such persons being “Relevant Persons”). Persons who receive this communication (other than Relevant Persons) should not rely on or act upon the contents of this presentation and should return this document immediately. This presentation is being directed only at Relevant Persons and any investment or investment activity to which this presentation relates will be engaged in only with Relevant Persons. This presentation does not constitute or form part of any offer to sell or issue, or invitation to purchase or subscribe for, or any solicitation of any offer to purchase or subscribe for, any securities of the Company or any of its subsidiaries (together the “Group”) or in any other entity, nor shall this presentation or any part of it, or the fact of its presentation, form the basis of, or be relied on in connection with, any contract or investment activity (including within the meaning specified in section 21 of the United Kingdom Financial Services and Markets Act 2000), nor does it constitute a recommendation regarding the securities of the Group. Securities of the abovementioned persons or any of their respective affiliates have not been registered under United States securities laws and may not be offered or sold in the United States absent registration under such laws absent registration or an applicable exemption from registration requirements. Past performance, including the price at which the Company’s securities have been bought or sold in the past and the past yield on the Company’s securities, cannot be relied on as a guide to future performance. Nothing herein should be construed as financial, legal, tax, accounting, actuarial or other specialist advice and persons needing advice should consult an independent financial adviser or independent legal counsel. Neither this presentation nor any information contained in this presentation should be transmitted into, distributed in or otherwise made available in whole or in part by the recipients of the presentation to any other person in the United States, Canada, Australia, Japan or any other jurisdiction which prohibits or restricts the same except in compliance with or as permitted by law or regulation. Recipients of this presentation are required to inform themselves of and comply with all restrictions or prohibitions in such jurisdictions. Accordingly, by requesting to receive and reviewing this document you represent that you are able to receive this document without contravention of any legal or regulatory restrictions applicable to you. No responsibility is accepted by and, to the fullest extent permitted by law, the Company, the Group, their affiliates and advisers and their respective directors, officers, partners, representatives, employees and agents expressly disclaim any and all liability, whether direct or indirect, express or implied, contractual, tortious, statutory or otherwise, as to the accuracy, fairness, reliability or completeness of the information contained herein or discussed verbally or as to the reasonableness of any assumptions on which any of the same is based or the use of any of the same or for any errors, omissions or misstatements in or from this presentation. No representations or warranties, express or implied, are given by the Company, the Group, their affiliates and advisers and their respective directors, officers, partners, representatives, employees and agents as to the accuracy, reliability or completeness of this presentation or any other written or oral information which has been or may be made available. Accordingly, no such person will be liable for any direct, indirect or consequential loss or damage suffered by any person resulting from the use of the information contained herein, or for any opinions expressed by any such person, or any errors, omissions or misstatements made by any of them. No duty of care is owed or will be deemed to be owed to any person in relation to the presentation. No reliance whatsoever may be placed on the presentation for any purpose. The Company’s shares are currently admitted to trading on public exchanges and, therefore, certain of the information in this presentation could constitute inside information and/or price sensitive information. By accepting this presentation, you agree to use and maintain any such information in accordance with your contractual obligations and applicable laws, including all applicable securities laws. The information contained in this presentation has not been independently verified. The Amryt logo, Myalept®, Myalepta®, Juxtapid®, Lojuxta®, Filsuvez® and other trademarks or service marks of Amryt appearing in this presentation are the property of Amryt and the Chiasma logo, MYCAPSSA®, and other trademarks or service marks of Chiasma appearing in this presentation are the property of Chiasma.. This presentation includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this presentation appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties. Filsuvez® (Oleogel-S10/birch triterpenes/formerly known as AP101) is currently an investigational product and has not received regulatory approval by the FDA or EMA. Elements of this presentation only apply in the event that Filsuvez® is approved by the appropriate regulatory authorities. MYCAPSSA has been approved by the FDA for the long-term maintenance treatment in patients with acromegaly who have responded to and tolerated treatment with octreotide or lanreotide but remains an investigational drug outside the U.S. and for other indications. This presentation is intended only for communications with investors.

 This press release may contain forward-looking statements containing the words “expect”, “anticipate”, “intends”, “plan”, “estimate”, “aim”, “forecast”, “project” and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt’s present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt’s ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt’s ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies related to the contemplated transaction, the plans, objectives, expectations and intentions of Amryt, Chiasma or the combined company and the expected timing of the completion of the contemplated transaction. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approvals by Amryt’s shareholders of Chiasma’s stockholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; and other risks and uncertainties discussed in Amryt’s and Chiasma’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form F-4, and if necessary, the registration on Form F-6, and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4, and if necessary, the registration on Form F-6, are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, see the section entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amryt’s Registration Statement on Form F-1 filed with the SEC on June 23, 2020, as amended, and Chiasma’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Amryt nor Chiasma undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. You can obtain copies of Amryt’s and Chiasma’s respective filings with the SEC for free at the SEC’s website (www.sec.gov). Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management. By requesting to receive and reviewing this document, you agree to be bound by the foregoing limitations and conditions and, in particular, will be deemed to have represented, warranted and undertaken that you have read and agree to comply with the contents of this disclaimer.    FORWARD-LOOKING STATEMENTS  3

 ADDITIONAL INFORMATION  No Offer or SolicitationThis communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Additional Information about the Merger and Where to Find ItIn connection with the proposed transaction, Amryt intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Chiasma and that also constitutes a prospectus of Amryt, and each of Chiasma and Amryt may file with the SEC other documents regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that Amryt or Chiasma may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Chiasma. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AMRYT, CHIASMA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov or from Amryt at its website, https://amrytpharma.com, or from Chiasma at its website, https://chiasma.com. Documents filed with the SEC by Amryt will be available free of charge by accessing Amryt’s website under the heading Investors, or, alternatively, by contacting Amryt’s Investor Relations department at ir@amrytpharma.com, and documents filed with the SEC by Chiasma will be available free of charge by accessing Chiasma’s website at https://chiasma.com under the heading News and Investors or, alternatively, by contacting Chiasma’s Investor Relations department at investor.relations@chiasmapharma.com.Participants in the SolicitationAmryt and Chiasma and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Chiasma in respect of the proposed transaction under the rules of the SEC. Information about Chiasma’s directors and executive officers is available in Chiasma’s definitive proxy statement dated April 26, 2021 for its 2021 Annual Meeting of Stockholders. Information about Amryt’s directors and executive officers is available in Amryt’s Registration Statement on Form F-1 filed with the SEC on June 23, 2020, as amended. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Chiasma or Amryt using the sources indicated above.  4

             Amryt acquisition of chiasma - Transaction BENEFITS  Strengthens Amryt’s global leadership in developing and commercializing transformative therapies for rare & orphan diseasesCombined business will have three approved commercial products lomitapide (Lojuxta®/Juxtapid®), metreleptin (Myalept®/ Myalepta®) and octreotide (MYCAPSSA®) and a robust clinical pipelineMYCAPSSA® is the first and only oral somatostatin analog (SSA) approved for appropriate patients with acromegaly in a global market estimated at $800M*; potential to expand into the neuroendocrine tumor (NET) market estimated at $1.9BN* globally, and has a confirmed modified 505(b)(2) regulatory pathway in the USDeal expected to pave a path to a combined potential $1BN peak revenue for Amryt**  5  global leader in rare & orphan diseases  *Management estimates based on market research 2021**Management estimates

TRANSACTION BENEFITS CONTD.

A GLOBAL LEADER IN RARE & ORPHAN DISEASES

- Lead pipeline candidate Oleogel-S10*(Filsuvez®) under regulatory review in US and EU
- Acquisition leverages Amryt's proven commercial execution ability expertise, global infrastructure and integration capabilities to accelerate MYCAPSSA® launch in the US and international markets
- The acquisition is expected to deliver estimated annual cost synergies of approx. $50M and be revenue, EBITDA accretive and cash generative in the first full calendar year of combined operations and substantially accretive thereafter**
- Chiasma's existing royalty interest financing agreement expected to be fully repaid on closing delivering a high margin unencumbered asset to Amryt's portfolio
- All stock transaction. Each share of Chiasma common stock issued and outstanding prior to the consummation of the Transaction will be exchanged for 0.396*** Amryt American Depositary Shares (ADSs), each representing five Amryt ordinary shares. Amryt shareholders to own approximately 60% and Chiasma shareholders approximately 40% of the combined entity.
- Voting agreements received from lead shareholders of both business – Athyrium Capital Management LP, Highbridge Capital Management and MPM Capital

6

* For the purposes of this presentation, we use the name Oleogel-S10. Filsuvez® has been selected as the brand name for the product but please note, Amryt does not, as yet, have regulatory approval for Filsuvez® to treat EB
** Management estimates *** Subject to rounding for fractional shares

CHIASMA. AMRYT PHARMA

CREATING A GLOBAL LEADER IN RARE & ORPHAN DISEASES

	AMRYT PHARMA	CHIASMA	Combined
Commercial Products	2 marketed products with multiple lifecycle extension opportunities	1 marketed product in first full year of launch	3 marketed products with strong IP protection
Infrastructure	Global medical + commercial	US medical + commercial	Enhanced US plus global medical + commercial
Call points	Endocrinology + cardio	Endocrinology	Endocrinology overlap + cardio
Development Pipeline	Oleogel-S10: NDA and MAA submitted in US and EU AP103 gene therapy	NET pipeline opportunity TPE platform technology	Strengthened development pipeline and potential to leverage TPE and other Amryt products
Financial	High revenue growth EBITDA positive	Revenue generating with high growth potential	Revenue accretive immediately Approx. $50M cost synergies EBITDA positive, expected to be cash generative in 1st calendar year

7

CHIASMA AMRYT PHARMA

AMRYT CORPORATE OVERVIEW

GLOBAL, COMMERCIAL-STAGE BIOPHARMACEUTICAL COMPANY DEDICATED TO ACQUIRING, DEVELOPING AND COMMERCIALIZING NOVEL TREATMENTS FOR RARE DISEASES

Corporate Overview

EBITDA positive and growing commercial business with two commercial products (metreleptin and lomitapide) and a significant development pipeline

Founded in 2015 - Global HQ in Dublin, Ireland; US HQ in Boston, MA

Positive Phase 3 EASE trial results in EB. **Regulatory submissions for Oleogel-S10 submitted to the FDA and EMA. AP103 pre-clinical gene therapy asset**

Proposed acquisition of Chiasma Inc. (Nasdaq: CHMA)

Financials

Nasdaq : AMYT (trades ADSs, 5 Ordinary Shares per ADS)

LSE/AIM : AMYT (trades Ordinary Shares)

Revenues: $48.4M in Q1 2021 (Q1 2020: $44.6M); $182.6M in FY 2020 (2019: $154.1M*)

Guidance increased from $200M-$205M to $205M-$210M for FY2021***

EBITDA: $9.9M Q1 2021 (Q1 2020: $4.6M); $30.4M FY 2020**

Cash of $118.6M at March 31, 2021

8

* Unaudited combined revenues for 2019 represent the combined unaudited pro forma revenues of the Company assuming the acquisition by Amryt of Aegerion happened on 1 January 2019. These amounts (i) exclude revenues from sales to end-users in Japan, due to the out-licencing of Juxtapid® to Recordati, which occurred in February 2019, (ii) exclude up-front payments from Recordati in 2019, and (iii) include a 22.5% royalty on Japanese sales of Juxtapid® from 1 January 2019, as if the Recordati agreement were in place from that date. **See Appendix: non-GAAP/IFRS reconciliation ***2021 guidance does not include potential contribution from proposed Chiasma transaction

CHIASMA AMRYT PHARMA

CONSISTENT PERFORMANCE AND GROWTH

GROWING REVENUES, EBITDA POSITIVE AND CASH GENERATIVE

- Two growing commercial products: metreleptin (Myalepta® / Myalept®) and lomitapide (Lojuxta® / Juxtapid®)
- Successfully integrated Aegerion (Sep 19') - by Q1 2020
- FY 2020 Revenues increased 18.5% YoY to $182.6M
- 8.7% revenue growth in Q1 2021 to $48.4M (Q1 2020: $44.6M)
- 16.5% YoY underlying revenue growth excluding the impact of a LATAM periodic order in Q1 2020
- 11.3% YoY increase in metreleptin revenues to $30.0M in Q1 2021 (Q1 2020: $26.9M) : 4.4% YoY increase in lomitapide revenues to $18.2M in Q1 2021 (Q1 2020: $17.4M)
- 13.9% QoQ revenue growth in Q1 2021 (Q4 2020: $42.5M)
- EBITDA of $9.9M (Q1 2020: $4.6M) - 5th consecutive quarter of positive EBITDA generation
- Cash of $118.6M at March 31, 2021 (Q1 2020: $68.1M)
- **Raised FY 2021 revenue guidance to $205M - $210M**

Revenues ($M) 2019 – 2020



250
200
150
100
50
0
$154.1*
$182.6
$205 – $210E
2019
2020
2021
Lomitapide
Metreleptin

2021 guidance does not include potential contribution from proposed Chiasma transaction

* Unaudited combined revenues for 2019 represent the pro forma combined unaudited revenues of the Company assuming the acquisition by Amryt of Aegerion happened on 1 January 2019. These amounts (i) exclude revenues from sales to end-users in Japan, due to the out-licencing of lomitapide (Juxtapid®) to Recordati, which occurred in February 2019, (ii) exclude up-front payments from Recordati in 2019, and (iii) include a 22.5% royalty on Japanese sales of lomitapide (Juxtapid®) from 1 January 2019, as if the Recordati agreement were in place from that date.

9

CHIASMA. AMRYT PHARMA

METRELEPTIN - LIPODYSTROPHY MARKET OVERVIEW

Metreleptin is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control.

Lipodystrophy is a chronic condition associated with low leptin levels as a result of the loss of adipose tissue. Leptin is an important hormone for energy homeostasis and metabolic function. Low leptin can result in metabolic chaos typically resulting in:

- Fatty liver
- Insatiable appetite
- Chronic fatigue
- Diabetes
- Pancreatitis
- Organ damage
- Reduced life expectancy

455 eligible LD patients* in the US	910 eligible LD patients* in EMEA	475 eligible LD patients* in other markets**
$280M	**$180M**	**$70M**

The global market LD market is estimated at $530 million with US estimated at ~$280 million

* Prevalence – 1.0 per million GL – 3.0 per million PL, discounted to 1.0 per million for severe cases – ~70% blended diagnosis & eligibility rate
** Includes key markets in which Amryt operates: Brazil, Argentina, Colombia & Canada

10
CHIASMA AMRYT PHARMA

LOMITAPIDE - HOFH MARKET OVERVIEW

Lomitapide is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal treatments for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®).

HoFH is a potentially life-threatening disorder that impairs the body's ability to remove LDL "bad" cholesterol from the blood. Typically results in extremely high blood LDL cholesterol levels leading to aggressive and premature blocking of arterial blood vessels. HoFH patients are at a high risk of experiencing life-threatening cardiovascular events and have a substantially reduced life expectancy. The effect of lomitapide on cardiovascular morbidity and mortality has not been determined.

250 eligible HoFH patients* in US	600 eligible patients* in EMEA	255 eligible HoFH patients* in other markets**
$110M	~$100M	$40M

The global market for HoFH is estimated at ~$250 million with US estimated at ~$110 million

* Includes Pediatric HoFH market opportunity. Prevalence – 3 per million EU, America, Australia; 6 per million – due to consanguinity, e.g. Middle East, Turkey and founder effects, e.g. Canada. 50% diagnosis rate based on phenotypic presentation of LDL-C levels. Approx. 50% eligible population after PCSK9 inhibitors address a portion of the unmet medical need. Excludes FCS
** Includes key markets in which Amryt operates: Brazil, Argentina, Colombia & Canada.

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CHIASMA AMRYT PHARMA

     Oleogel-s10: Potential first in market therapy for epidermolysis bullosa  Regulatory submissions filed with FDA and EMA. If approved, US launch anticipated Q4 2021 EU anticipated Q2 2022  Received Fast Track DesignationGranted Rare Pediatric Disease Designation by FDA  The global market is estimated to be in excess of $1 billion*  fatty liver  Insatiable appetite  chronic fatigue  Diabetes  Pancreatitis  Organ damage  Reduced life expectancy    EB is a rare and devastating group of hereditary disorders of the skin, mucous membranes, and internal epithelial linings characterized by extreme skin fragility and blister development. Patients with severe forms of EB suffer from severe, chronic blistering, ulceration and scarring of the skin, mutilating scarring of the hands and feet, joint contractures, strictures of the esophagus and mucous membranes, a high risk of developing aggressive squamous cell carcinomas, infections and risk of premature death.  Phase 3 EASE study investigating Oleogel-S10 was the largest ever global trial and first ever positive readout in EB. Primary endpoint was met demonstrating 44% increase in target wound closure with Oleogel-S10 versus control gel.Favorable trends observed among secondary endpoints including procedural pain, change in EBDASI score and BSAP. Oleogel-S10 was shown to have an acceptable safety profile.   12  *Based on management estimates

GROWING COMMERCIAL PORTFOLIO & ENHANCED COMBINED DEVELOPMENT PIPELINE

EARLY AND LATE-STAGE PIPELINE WITH MULTIPLE VALUE INFECTION POINTS

PROGRAM	INDICATION	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	MARKETED	UPCOMING MILESTONES* / RECENT DATA
Lomitapide (Juxtapid® / Lojuxta®)	HoFH (adults)						
	HoFH (Pediatrics)(1)				EU		Data Expected: H1 2022
	FCS(2)						Positive POC study, development path under review
Metreleptin (Myalept® / Myalepta®)	GL						
	PL(3)					EU	
				US			Phase 3 study planned Q4 2021
MYCAPSSA®	Acromegaly						Launched Sep '20, EMA filing planned mid-2021
	Neuroendocrine tumors (NET)(6)						IND Submitted – P3 planned H1 2022
Oleogel-S10 (4)	EB (DEB / JEB)						Positive Top Line Data Readout (Primary endpoint p-value=0.013)
	Radiation-Induced Dermatitis (5)						Investigator- initiated study planned H1 2021
AP103	EB (DEB)						Clinical Development Planned: H2 2022

Definitions: Dystrophic EB ("DEB"); Junctional EB ("JEB"); Recessive Dystrophic EB ("RDEB")
* Upcoming clinical milestones are subject to the impact of COVID-19 on our business.
(1) We are conducting a Phase 3 study of homozygous familial hypercholesterolemia ("HoFH") in children and adolescents in Europe, the Middle East and Africa ("EMEA") as part of our European Medicines Agency ("EMA") post-approval commitments.
(2) An investigator-led open-label Phase 2 trial studying lomitapide in patients with FCS is ongoing and we announced encouraging topline data on efficacy and safety on March 30 2021.
(3) We have not yet commenced any clinical trials in the United States for metreleptin for the treatment of PL.
(4) Oleogel-S10 was approved in 2016 by the EMA for the treatment of partial thickness wounds in adults but has not been commercially launched.
(5) We have not yet commenced any clinical trials for radiation-induced dermatitis. This planned radiation-induced dermatitis Phase 2 trial is an investigator-initiated study.
(6) 505(b)(2) pathway Phase 2 not required, Phase 3 planned in 2022

13
CHIASMA. AMRYT PHARMA

           GLOBAL INFRASTRUCTURE  INFRASTRUCTURE IN PLACE TO DRIVE GLOBAL GROWTH  7                                                                                                        Current markets    Pending markets    Out-licensed                                  BA Pharma Trading Ltd          14

 CHIASMA Overview  15  MYCAPSSA® was approved by FDA in June 2020 and launched in September 2020 as the first and only oral (SSA) for patients with acromegaly Significant market potential for MYCAPSSA® in NET Patent protection for MYCAPSSA® in the US and EU to 2029 with method of use coverage in US to 2036 (with EU patent pending)Validated oral delivery technology platform (TPE)        Commercial-stage biopharmaceutical company focused on developing and commercializing oral treatments for patients facing significant challenges with injectables

MYCAPSSA® - ACROMEGALY - US MARKET OVERVIEW

Acromegaly is a rare disease most often caused by a ***benign pituitary tumor*** and characterized by an excess of growth hormone and insulin-like growth factor-1 hormone. Treatment options include surgery, medication and radiation or a combination of these.

If untreated, acromegaly may cause:

- Altered facial appearance
- Enlargement of the hands and feet
- Type 2 diabetes
- Intense headaches
- Joint pain
- Respiratory disorders
- Cardiac disease
- Cerebrovascular disease
- Enlarged organs

Octreotide and lanreotide injections are broadly used as **first-line** pharmacological treatments

Injections Present Significant Challenges to Patients**

The global market for SSAs in the treatment of acromegaly is estimated at ~$800 million with US estimated at ~$400 million*

MYCAPSSA® is the first and only FDA-approved oral somatostatin analog (SSA) for appropriate patients with acromegaly, providing effective and consistent biochemical control while reducing the treatment burden associated with injectable therapies.

*Chiasma management estimate based on 2019 available market data.
**Strasburger, et al. Patient reported outcomes of parenteral somatostatin analogue injections in 195 patients with acromegaly. Eur J Endocrinology. 2016 Mar; 174(3):355-62

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CHIASMA. AMRYT PHARMA

STRATEGIC INTENT: TO MAKE MYCAPSSA® THE NEW PHARMACOLOGICAL STANDARD OF CARE

HCPs

Familiarity with Octreotide

HCPs will draw on past experience with octreotide

HCP Intent to Prescribe[1]



4%
96%

96% of endocrinologists report likely to grant a patient's request to switch to MYCAPSSA® (n=50)

Patients[2]

Positive Patient Feedback



31%
69%

69% of patients considering or open to considering MYCAPSSA® (n=29)

Informed Patients



25%
75%

75% of patients familiar with MYCAPSSA® (n=40)

Payers

Over 185M Lives Covered[3]

- Payers see the value in offering MYCAPSSA®
- Creating access and choice for patients

Compelling Value for Payers

- Oral Option addresses unmet need
- SSAs already reimbursed and in payers' budgets
- MYCAPSSA® pricing designed to facilitate broad access

[1]Source: KANTAR Survey fielded from February/March 2021, N=50 (US licensed endocrinologists,treating acromegaly patients with SSAs)
[2]Source: Survey fielded from 2/23/2021 to 3/8/2021, N=47 (39 patients, 2 caregivers, 6 other)
[3]Covered lives in US of 3/31/2021

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CHIASMA. AMRYT PHARMA

 Global SSA Sales expected to be ~$3.8B by 2028   18  $2.3B  $2.8B  $2.6B  $3.8B  $0.8B   $1.9B  $0.1B  $1.1B   $2.4B  $0.3B  Financial reports & filings, Novartis & Ipsen, 2016–2019Future projected growth at 3.5% to 202855% of global sales in US market (Novartis Annual Report for sales in 2019)    Other

NEURОENDOCRINE TUMOR (NET) - MARKET OVERVIEW

NETs are abnormal growths of neuroendocrine cells occurring throughout the body (most common in GI tract). NETs can metastasize and produce hormones that cause significant symptoms ("carcinoid syndrome" which includes diarrhoea and flushing episodes)[1].

NET Symptoms Include:

- Diarrhea & Constipation
- Flushing
- Fatigue
- Anxiety & Depression
- GI Tract Malignancies
- Pancreatic Malignancies
- Lung Malignancies

Octreotide LAR and lanreotide depot injections are broadly used as **first-line** pharmacological treatments

Potential addressable patient population on SSAs estimated at **~24,000 in the US**[2]

The global market for SSAs in the treatment of NETs is estimated to reach ~$2.4 billion[3] by 2028, with US estimated to reach ~$1.3 billion[3]

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1. Hauso et al, Cancer, 2008; Cancer Research UK
2. National Cancer Institute SEER Database; Halperin et al. 2017 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6066284/
3. Future projected growth at 3.5% to 2028

CHIASMA AMRYT PHARMA

             TPE - Validated delivery technology platform   20  Capsules with TPE technology have an enteric coating to protect against degradation in the stomach.  Once in the small intestine, the capsule is designed to dissolve and release the TPE formulation.  TPE technology induces the reversible expansion of tight junctions between intestinal epithelial cells, a natural process to absorb nutrients. Capsules containing TPE can allow drug therapies to enter systemic circulation while excluding toxins, bacteria and viruses.   With the approval of MYCAPSSA®, the TPE represents a validated technology delivery platform for potential new development opportunities      TPE – Transient Permeability Enhancer

         CHIASMA – Rationale for the combination  21  The combination with AMRYT is expected to:  Capitalize on Amryt’s financial strength to expand the potential benefits of MYCAPSSA® in NET and other new development opportunities with our TPE technology platform  Provide a faster path to profitability and greater capital efficiency  Leverage Amryt’s Global commercial success, which is crucial to the ex-US Launch of MYCAPSSA®  Accelerate the commercialization of MYCAPSSA ® in the US efficiently  Clinical Stage Company  Commercial Stage Company with Validated TPE Platform                    Vision: Become a Successful Commercial Company with Promising Pipeline

                 COMBINATION DELIVERS LONG TERM VALUE TO PATIENTS AND SHAREHOLDERS  Leading global commercial-stage orphan disease company with three growing marketed products in large attractive markets with active development / life cycle opportunities to expand to new indications  22    Combination represents a compelling operational and strategic fit with the financial strength to deliver on future growth plans  Combined business has a proven track record in successful acquisition and integration. Expected to deliver annual cost synergies of approx. $50M and expected to be revenue, EBITDA accretive and cash generative in the first full calendar year of combined operations and substantially accretive thereafter expected  Exciting pipeline of development assets with potential to drive near and long-term growth: Oleogel-S10, NDA and MAA submitted to regulatory authorities in US and EU, MYCAPSSA in NET; IND filed in US, AP103 gene therapy asset planned to enter clinic in 2022

   Answers  Questions  &  23

 Q1 2021 FINANCIAL RESULTS AND CORPORATE UPDATE   May 5, 2021

   DisclaimeR  25  This presentation has been prepared by the Company. “Presentation” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed during the meeting. By receiving this presentation and/or attending the meeting where this presentation is made, or by reading the presentation slides, you agree to be bound by the following limitations. This presentation is being made only to, and is directed only at, (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended from time to time) (the “Order”); (ii) high net worth bodies corporate, unincorporated associations, partnerships and trustees of high value trusts as described in Article 49(2)(a)-(d) of the Order; (iii) “overseas recipients” as defined in Article 12 of the Order; (iv) persons in member states of the European Economic Area (the “EEA”) who are qualified investors, as defined in the Prospectus Regulation (Regulation (EU) 2017/1129) (as amended); (v) qualified institutional buyers in the United States as defined in Rule 144A of the United States Securities Act of 1933 as amended (the “Securities Act”); or (vi) persons to whom it would otherwise be lawful to distribute it (all such persons being “Relevant Persons”). Persons who receive this communication (other than Relevant Persons) should not rely on or act upon the contents of this presentation and should return this document immediately. This presentation is being directed only at Relevant Persons and any investment or investment activity to which this presentation relates will be engaged in only with Relevant Persons. This presentation does not constitute or form part of any offer to sell or issue, or invitation to purchase or subscribe for, or any solicitation of any offer to purchase or subscribe for, any securities of the Company or any of its subsidiaries (together the “Group”) or in any other entity, nor shall this presentation or any part of it, or the fact of its presentation, form the basis of, or be relied on in connection with, any contract or investment activity (including within the meaning specified in section 21 of the United Kingdom Financial Services and Markets Act 2000), nor does it constitute a recommendation regarding the securities of the Group. Securities of the abovementioned persons or any of their respective affiliates have not been registered under United States securities laws and may not be offered or sold in the United States absent registration under such laws absent registration or an applicable exemption from registration requirements. Past performance, including the price at which the Company’s securities have been bought or sold in the past and the past yield on the Company’s securities, cannot be relied on as a guide to future performance. Nothing herein should be construed as financial, legal, tax, accounting, actuarial or other specialist advice and persons needing advice should consult an independent financial adviser or independent legal counsel. Neither this presentation nor any information contained in this presentation should be transmitted into, distributed in or otherwise made available in whole or in part by the recipients of the presentation to any other person in the United States, Canada, Australia, Japan or any other jurisdiction which prohibits or restricts the same except in compliance with or as permitted by law or regulation. Recipients of this presentation are required to inform themselves of and comply with all restrictions or prohibitions in such jurisdictions. Accordingly, by requesting to receive and reviewing this document you represent that you are able to receive this document without contravention of any legal or regulatory restrictions applicable to you. No responsibility is accepted by and, to the fullest extent permitted by law, the Company, the Group, their affiliates and advisers and their respective directors, officers, partners, representatives, employees and agents expressly disclaim any and all liability, whether direct or indirect, express or implied, contractual, tortious, statutory or otherwise, as to the accuracy, fairness, reliability or completeness of the information contained herein or discussed verbally or as to the reasonableness of any assumptions on which any of the same is based or the use of any of the same or for any errors, omissions or misstatements in or from this presentation. No representations or warranties, express or implied, are given by the Company, the Group, their affiliates and advisers and their respective directors, officers, partners, representatives, employees and agents as to the accuracy, reliability or completeness of this presentation or any other written or oral information which has been or may be made available. Accordingly, no such person will be liable for any direct, indirect or consequential loss or damage suffered by any person resulting from the use of the information contained herein, or for any opinions expressed by any such person, or any errors, omissions or misstatements made by any of them. No duty of care is owed or will be deemed to be owed to any person in relation to the presentation. No reliance whatsoever may be placed on the presentation for any purpose. The Company’s shares are currently admitted to trading on public exchanges and, therefore, certain of the information in this presentation could constitute inside information and/or price sensitive information. By accepting this presentation, you agree to use and maintain any such information in accordance with your contractual obligations and applicable laws, including all applicable securities laws. The information contained in this presentation has not been independently verified. The Amryt logo, Myalept®, Myalepta®, Juxtapid®, Lojuxta®, Filsuvez® and other trademarks or service marks of Amryt appearing in this presentation are the property of Amryt and the Chiasma logo, MYCAPSSA®, and other trademarks or service marks of Chiasma appearing in this presentation are the property of Chiasma.. This presentation includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this presentation appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties. Filsuvez® (Oleogel-S10/birch triterpenes/formerly known as AP101) is currently an investigational product and has not received regulatory approval by the FDA or EMA. Elements of this presentation only apply in the event that Filsuvez® is approved by the appropriate regulatory authorities. MYCAPSSA has been approved by the FDA for the long-term maintenance treatment in patients with acromegaly who have responded to and tolerated treatment with octreotide or lanreotide but remains an investigational drug outside the U.S. and for other indications. This presentation is intended only for communications with investors.

   FORWARD-LOOKING STATEMENTS  26  This press release may contain forward-looking statements containing the words “expect”, “anticipate”, “intends”, “plan”, “estimate”, “aim”, “forecast”, “project” and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt’s present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt’s ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt’s ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies related to the contemplated transaction, the plans, objectives, expectations and intentions of Amryt, Chiasma or the combined company and the expected timing of the completion of the contemplated transaction. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approvals by Amryt’s shareholders of Chiasma’s stockholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; and other risks and uncertainties discussed in Amryt’s and Chiasma’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form F-4, and if necessary, the registration on Form F-6, and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4, and if necessary, the registration on Form F-6, are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, see the section entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amryt’s Registration Statement on Form F-1 filed with the SEC on June 23, 2020, as amended, and Chiasma’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Amryt nor Chiasma undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. You can obtain copies of Amryt’s and Chiasma’s respective filings with the SEC for free at the SEC’s website (www.sec.gov). Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management. By requesting to receive and reviewing this document, you agree to be bound by the foregoing limitations and conditions and, in particular, will be deemed to have represented, warranted and undertaken that you have read and agree to comply with the contents of this disclaimer.

 ADDITIONAL INFORMATION  No Offer or SolicitationThis communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Additional Information about the Merger and Where to Find ItIn connection with the proposed transaction, Amryt intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Chiasma and that also constitutes a prospectus of Amryt, and each of Chiasma and Amryt may file with the SEC other documents regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that Amryt or Chiasma may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Chiasma. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AMRYT, CHIASMA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov or from Amryt at its website, https://amrytpharma.com, or from Chiasma at its website, https://chiasma.com. Documents filed with the SEC by Amryt will be available free of charge by accessing Amryt’s website under the heading Investors, or, alternatively, by contacting Amryt’s Investor Relations department at ir@amrytpharma.com, and documents filed with the SEC by Chiasma will be available free of charge by accessing Chiasma’s website at https://chiasma.com under the heading News and Investors or, alternatively, by contacting Chiasma’s Investor Relations department at investor.relations@chiasmapharma.com.Participants in the SolicitationAmryt and Chiasma and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Chiasma in respect of the proposed transaction under the rules of the SEC. Information about Chiasma’s directors and executive officers is available in Chiasma’s definitive proxy statement dated April 26, 2021 for its 2021 Annual Meeting of Stockholders. Information about Amryt’s directors and executive officers is available in Amryt’s Registration Statement on Form F-1 filed with the SEC on June 23, 2020, as amended. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Chiasma or Amryt using the sources indicated above.  27

 Q1 highlights  Continued positive momentum and growth in our commercial businessDelivered double digit organic revenue growthRaising our revenue guidance for FY 2021Reimbursement approval for metreleptin in England, Wales and FrancePositive feedback from the FDA on the path forward for metreleptin indication in partial lipodystrophy (PL) – Phase 3 planned for Q4 2021Positive results reported from an investigator sponsored study of lomitapide in familial chylomicronaemia syndrome (FCS)Submitted a New Drug Application to the FDA for Oleogel-S10Marketing Authorisation Application (MAA) accepted by the EMA for Oleogel-S10  28  A global leader in rare and orphan diseases

CONSISTENT PERFORMANCE AND GROWTH

GROWING REVENUES, EBITDA POSITIVE AND CASH GENERATIVE

- 8.7% revenue growth in Q1 2021 to $48.4M (Q1 2020: $44.6M)
- 16.5% YoY underlying revenue growth excluding the impact of a LATAM periodic order in Q1 2020
- 13.9% QoQ revenue growth in Q1 2021 (Q4 2020: $42.5M)
- EBITDA of $9.9M (Q1 2020: $4.6M)
- 5th consecutive quarter of positive EBITDA generation
- Cash of $118.6M at March 31, 2021 (Dec 31, 2020: $118.8M)
- **Raising FY 2021 revenue guidance to $205M - $210M**

Revenues ($M) 2019 – 2020


250
200
150
100
50
0
$154.1*
$182.6
$205 – $210E
2019
2020
2021
Lomitapide
Metreleptin

2021 guidance does not include potential contribution from proposed Chiasma transaction

* Unaudited combined revenues for 2019 represent the pro forma combined unaudited revenues of the Company assuming the acquisition by Amryt of Aegerion happened on 1 January 2019. These amounts (i) exclude revenues from sales to end-users in Japan, due to the out-licencing of lomitapide (Juxtapid®) to Recordati, which occurred in February 2019, (ii) exclude up-front payments from Recordati in 2019, and (iii) include a 22.5% royalty on Japanese sales of lomitapide (Juxtapid®) from 1 January 2019, as if the Recordati agreement were in place from that date.

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AMRYT PHARMA

METRELEPTIN - balanced growth across all regions  30  Global metreleptin growth of 25% in 2020 OVER 2019, delivering revenues of $107M*    Average Quarterly Growth 6.6%  * Unaudited combined revenues for 2019 represent the pro forma combined unaudited revenues of the Company assuming the acquisition by Amryt of Aegerion happened on 1 January 2019  11%  9%  -78%  50%  11.3% increase in metreleptin revenues YoY to $30.0M in Q1 2021 (Q1 2020: $26.9M). Excluding impact of periodic LATAM ordering, metreleptin revenues grew 25.3% in Q1.US accounted for 54.2% of global metreleptin revenues and revenues increased 8.9% in the period. EMEA accounted for 43.3% in Q1 2021 with EMEA revenues increasing by 50.3% in Q1 2021 versus Q1 2020Launch in EMEA (July 2018) driving global revenue growth with significant value inflection points through ongoing national reimbursement discussionsSignificant periodic LATAM order now received and will be booked in Q2 2021 lomitapide - growth being driven by emea performance  31  Global lomitapide growth of 10% in 2020 OVER 2019, delivering revenues of $75M*      * Unaudited combined revenues for 2019 represent the pro forma combined unaudited revenues of the Company assuming the acquisition by Amryt of Aegerion happened on 1 January 2019. These amounts (i) exclude revenues from sales to end-users in Japan, due to the out-licencing of Juxtapid® to Recordati, which occurred in February 2019, (ii) exclude up-front payments from Recordati in 2019, and (iii) include a 22.5% royalty on Japanese sales of Juxtapid® from 1 January 2018, as if the Recordati agreement were in place from that date.   4%  -12%  42%  -11%  4.4% increase in lomitapide revenues YoY to $18.2M in Q1 (Q1 2020: $17.4M)US accounted for 45.8% of global lomitapide revenues and EMEA accounted for 40.9% in Q1 2021EMEA lomitapide revenues increased by 42.2% in Q1 2021 versus Q1 2020

                               Oleogel-s10  32  Potential first in market therapy for epidermolysis bullosa  Completed the rolling submission of an NDA to the FDA   NDA submission includes a request for Priority Review   Oleogel-S10 has been granted Orphan, Fast Track and Pediatric Rare Disease designation by the FDA   European Medicines Agency has validified the marketing authorization application  Launch preparations underway

 Ifrs and non-gaap adjusted RESULTS – q1 2021 Ebitda  33  US$M  Q1 2021(unaudited)  Q1 2021 Non-cash Items1  Q1 2021 Non-GAAP Adjusted  Revenue  48.4  -  48.4  Cost of sales   (23.5)  11.7  (11.8)  Gross profit  24.9  11.7  36.7  R&D expenses  (8.9)  -  (8.9)  SG&A expenses  (18.2)  0.3  (17.9)  Share based compensation expenses  (1.3)  1.3  -  Operating (loss) / profit before finance expense  (3.4)  13.3  9.92   1. Non-cash items include amortisation of the acquired metreleptin and lomitapide intangible assets ($10.7M), amortisation of the inventory fair value step-up that was acquired at the acquisition date ($1.0M), depreciation & amortization ($0.3M) and share based compensation expenses ($1.3M). 2. EBITDA is earnings before interest, tax, depreciation, amortisation and share based compensation expenses. To supplement Amryt’s financial results presented in accordance with IFRS generally accepted accounting principles, the Company uses EBITDA as a key measure of company performance as the Company believes that this measure is most reflective of the operational profitability or loss of the Company and provides management and investors with useful supplementary information which can enhance their ability to evaluate the operating performance of the business. EBITDA, as measured by the Company, is not meant to be considered in isolation or as a substitute to operating profit / loss attributable to Amryt and should be read in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with IFRS.

         Amryt post chiasma acquisition*  Building a global leader in rare diseases  Financial flexibility to execute on growth plans  34          Global commercial infrastructure and experienced team in place to drive product launches and growth  Revenue generating commercial portfolio with three approved commercial products post Chiasma acquisition  Robust clinical pipeline with Oleogel-S10 potential near-term approval in a $1BN** global market and opportunity to develop MYCAPSSA in $1.9BN** NET global market     *Assumes acquisition completes**Management estimates

Important Additional Information and Where to Find It

In connection with the proposed acquisition, Amryt intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of Amryt and a proxy statement of Chiasma (the “proxy statement/prospectus”), Chiasma intends to file a proxy statement with the SEC (the “proxy statement”) and each party will file other documents regarding the proposed acquisition with the SEC. Investors and security holders are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available because they will contain important information. A proxy statement/prospectus or a proxy statement when available will be sent to Chiasma’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from Amryt or Chiasma as described in the paragraphs below.

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons in possession of this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Amryt and Chiasma and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Chiasma in respect of the proposed transaction under the rules of the SEC. Information about Chiasma’s directors and executive officers is available in Chiasma’s definitive proxy statement dated April 26, 2021 for its 2021 Annual Meeting of Stockholders. Information about Amryt’s directors and executive officers is available in Amryt’s Annual Report on Form 20-F filed with the SEC on April 30, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Chiasma or Amryt using the sources indicated above.
   Answers  Questions  &